EXHIBIT 11


                   FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                         COMPUTATION OF EARNINGS PER SHARE

                                Three Months Ended       Three Months Ended
                                  March 31, 1994           March 31, 1993
                                ------------------       ------------------
                                              Fully                  Fully
                                Primary      Diluted     Primary    Diluted
                                -------      ------      -------    -------
Weighted average shares:
  Shares outstanding           12,027,895  12,027,895   3,820,125  3,820,125
  Shares issued to wholly owned
   subsidiaries                  (160,001)   (160,001) (2,395,295)(2,395,295)
  Treasury stock               (2,235,294) (2,235,294)       -          -
   Estimated increase in shares
    outstanding due to
    allowed claims exceeding $85
    million (1)                 1,116,105   1,116,105   9,709,287  9,709,287
   Net effect of dilutive warrants
    based on the treasury stock
    method                        346,814     373,333        -          -
   Contingent issuance -
    Holders of FCI Notes (2)         -        588,235        -       588,235
                               ----------   ---------- ---------- ----------
 Total weighted average shares
   outstanding                 11,095,519   11,710,273 11,134,117 11,722,352
                               ==========   ========== ========== ==========
Earnings (loss):
 Continuing operations         $1,078,000   $1,078,000   $109,000   $109,000
 Discontinued operations             -            -       (23,000)   (23,000)
                               ----------   ---------- ---------- ----------
 Net earnings                  $1,078,000   $1,078,000 $   86,000 $   86,000
                               ==========   ========== ========== ==========
Earnings per share:
 Earnings from continuing
   operations                        $.10         $.09       $.01       $.01
                                     ====         ====       ====       ====
 Net earnings                        $.10         $.09       $.01       $.01
                                     ====         ====       ====       =====


(1) In accordance with the terms of the Seventh Amended and Restated Joint Plans of Reorganization (the "Plans"), the number of shares to be issued to unsecured claim holders will increase if the amount of the allowed unsecured claims exceeds $85 million. The number of shares issued will be increased to a number equal to 10,000,000 multiplied by the quotient of the total amount of the allowed unsecured claims divided by $85 million. For purposes of the earnings per share computation, the estimated amount of allowed claims, exclusive of the contingent issuance for the holders of the FCI Notes, totals $111.7 million and $115 million at March 31, 1994 and 1993, respectively.

(2) In accordance with the terms of the Plans, Fairfield has reserved, but not issued, 588,235 shares of Common Stock for the benefit of the holders of the FCI Notes in the event the proceeds from the sale of the collateral securing the FCI Notes, or the value of any such collateral not sold, is not sufficient to repay the FCI Notes.